2-1-02

1024564

02012197

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

BOUYGUES OFFSHORE S.A.

(Exact Name of Registrant as Specified in its Charter)

3, rue Stephenson, 78180 Montigny-le-Bretonneux, France
(Address of Registrant's Principal Executive Office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F _

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____ No _X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): _____)

Enclosure:

A press release dated February 27, 2002, the financial statements for the year ended December 31, 2001.

BOUYGUES OFFSHORE
PRESS RELEASE

Steady operating income
Earnings per Share Up 19.6%

(Montigny-le-Bretonneux, France - February 27, 2002) — The Board of Directors of Bouygues Offshore (NYSE: BWG -PARIS: BOS.PA), chaired by Hervé Le Bouc, met on February 26, 2002 to approve the financial statements for the year ended December 31, 2001 and examine the outlook for 2002.

Net Sales

Bouygues Offshore generated net sales of EUR 1,028.2 million in 2001, compared to EUR 1,065.1 million in 2000. Results varied sharply depending on the business segment. In 2001, most projects underway were in the installation or engineering phase, while the majority of sales are generated in the procurement and construction phases.

Gross Margin

Gross margin was EUR 166.1 million, accounting for 16.1% of net sales, versus 15.8% in 2000.

Research and Development

The major portion of Bouygues Offshore R&D efforts is included in engineering costs for price studies and project implementation. Moreover, Bouygues Offshore allocates a specific R&D budget to strategic topics, particularly in the deep offshore and liquefied gas sectors. This budget rose 22.8% to EUR 8.1 million.

Selling Expenses

Last year, selling expenses accounted for 4.3% of net sales, totalling EUR 44.4 million, versus 4.2% and EUR 44.7 million respectively in 2000.

Administrative Expenses

Administrative expenses amounted to EUR 63.3 million, accounting for 6.1% of net sales as in previous years.

Income from Operations

Income from operations stood at EUR 50.3 million or 4.9% of net sales, compared with 4.8% in 2000.

Financial Income

Net financial income of EUR 12.3 million primarily consisted of net interest income of EUR 8.3 million, versus EUR 5.8 million in 2000.

Exceptional Expense

Net exceptional expense totalled EUR 0.1 million, with the gain on the sale of our Exprimm subsidiary offset by a provision for restructuring our UIE Scotland subsidiary.

Group Share in Net Income

The Group share in net income increased nearly 19% to EUR 46.1 million, versus EUR 38.8 million in the prior year, after taking into account income tax, the non-recurring expense and minority interests.

Earnings per share rose by 19.6% to EUR 2.74.

Breakdown by segment

In millions of euros	2001	2000
Net Sales		
Offshore	411.9	309.5
Onshore	353.0	482.0
Liquefied Gases	34.5	13.2
Maritime & River Works	29.3	61.5
Chemicals, Refining, Energy and Industries	41.3	67.8
Maintenance Services	158.2	131.1
Income from operations		
Offshore	22.8	(6.5)
Onshore	31.4	53.8
Liquefied Gases	(3.4)	(1.0)
Maritime & River Works	(2.8)	4.0
Chemicals, Refining, Energy and Industries	(2.1)	(4.2)
Maintenance Services	4.4	5.4

The **Offshore** business accounted for 40% of total net sales. Major contracts in progress ensured that the segment enjoyed sustained activity. Phasing of the main projects underway ensured average use of our barges. Operating income at 22.8 million EUR regained a positive level.

The **Onshore** business reported net sales EUR 353 million, versus EUR 482 million in 2000, and accounted for 34.3% of total net revenues. The Blue Stream and CPC pipeline and terminal projects in Russia generated close to 54% of net sales in this segment. The segment totaled income from operations of EUR 31.4 million.

Net sales of the **Liquefied Natural Gas business** more than doubled to EUR 34.5 million. Operating loss of EUR 3.4 million stemmed from intensified marketing activities.

Net sales of the **Maritime & River Works** segment were EUR 29.3 million, versus EUR 61.5 million in 2000 . High marketing costs combined with a low level of activity resulted in an operating loss of EUR 2.8 million.

The slowdown in the **Chemicals, Refining, Energy and Industries** segment combined with the international redeployment of the business, begun last year, produced a consolidated operating loss of EUR 2.1 million in 2001.

Net sales of the **Maintenance services** segment increased 20.7% to EUR 158.2 million. Income from operations reached EUR 4.4 million, compared to EUR 5.4 million in 2000, when we recovered a provision for an old contract.

Geographic breakdown

% of Net Sales	2001	2000
France	17.5	21.2
Europe (excluding France)	35.2	41.5
Africa (south of the Sahara)	39.3	34.0
North Africa and Middle East	1.6	2.0
North and South America	3.8	0.4
Asia/Pacific	2.6	0.9

Geographically, Bouygues Offshore's main areas of activity are Africa, Europe outside France and France. Africa, excluding North Africa, once again led the field, due in particular to our operations in Angola and Nigeria. Europe outside France continued to be an important region, thanks especially to our extensive business in Russia. Through our subsidiary in Algeria, we also operate in North Africa.

Our business in France includes recurring maintenance activities and maritime works, as well as engineering activities performed by Sofresid, mainly in the refining and energy sectors.

Our business in the rest of the world is developing as opportunities arise:

- Our operations in the Asia/Pacific region have tripled thanks to our growth in Indonesia; we decided to set up an engineering office in Jakarta to give customers local access to our engineering capabilities.
- Bouygues Offshore's subsidiary Doris Inc., based in Houston, provides its expertise to Oil and Gas operators for deepwater developments.

Investments

Consolidated investments amounted to EUR 48.0 million, down from EUR 49.7 million in 2000. These outlays consisted of recurring investments needed to maintain production facilities and the final EUR 28.0 million instalment for the Saibos FDS® dynamic positioning vessel.

BOUYGUES OFFSHORE
PRESS RELEASE

Financial Structure

Bouygues Offshore enjoys a sound financial structure. Cash and cash equivalents were up 27.2% to EUR 254.7 million at year-end.

2002 Outlook

Bouygues Offshore won orders totalling EUR 1,155.4 million and increased its backlog 12.7% to a record EUR 1,125.9 million.

Dividend

The Board of Directors proposes a dividend for approval by shareholders of EUR 1.10 per share, with a payment date of April 25, 2002.

This release contains forward-looking statements that involve a number of risks and uncertainties, notably in the section outlook above. Although the Company believes that backlog is a reasonably reliable indicator of future net sales, postponements or cancellations of previously awarded contracts or delays in the completion of ongoing projects could negatively impact net sales. In addition to the impact of backlog, among the other factors that could cause the Company's actual net sales to differ materially from those estimated are the following : fluctuations in the level of oil and gas industry spending; the Company's ability to obtain additional contracts in 2002 and commercial prospects not translating into firm orders or sales; risks involved in doing business abroad (such as civil disturbances, adverse government actions and economic and governmental instability); risks of loss of its two largest barges; and fluctuations in exchange rates (primarily the US dollar versus the Euro) and risks involved in the execution of contracts.

From design engineering to start-up and maintenance, Bouygues Offshore provides its customers with turnkey projects in offshore-onshore oil and gas contracting, liquefied gases, maritime and river works and chemicals-refining/energy-industry.

Driven by a strong commitment to the energy industry, an on-the-spot presence and a team of talented professionals, we deliver solutions that are safe, innovative and promote the success of our clients and our Company.

Further information on the company can be found on line at www.bouygues-offshore.com.

Valérie Barlois-Leroux - Bouygues Offshore
Financial Communication Investors Relations
tél. : 01 30 60 79 69 - fax : 01 30 60 84 48
e-mail : v.barlois@bouygues-offshore.com

Alexandra Noeuvéglise – Bouygues Offshore
Communications – Press Relations
tél. : 01 30 60 85 21 - fax : 01 30 60 84 48
e-mail : a.noeuveglise@bouygues-offshore.com

SUMMARIZED FRENCH GAAP CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Income Statement (in millions)

	2001 Euros	2000 Euros
Net sales	1028.2	1,065.1
Cost of sales	(862.1)	(895.9)
Gross margin	166.1	169.2
Research and development costs	(8.1)	(6.6)
Selling expenses	(44.4)	(44.7)
Administrative expenses	(63.3)	(66.4)
Income from operations	50.3	51.5
Financial income (expense)	12.3	(0.1)
Non-recurring income	(0.1)	0.2
Recurring corporate income tax	(20.3)	(14.8)
Share in net income of equity affiliates	4.1	2.2
Minority interests	(0.2)	(0.2)
Net income	46.1	38.8
Net income per share (in monetary units) [1]	2.74	2.29
Diluted income per share(in monetary units) [2]	2,65	2,27

[1] Based on the weighted average number of shares outstanding in the period (16,927,365 in 2000 and 16, 837, 433 in 2001)
[2] Based on the diluted number of shares outstanding in the period (17, 129, 696 shares in 2000 and 17, 401, 917 in 2001)

Consolidated Balance Sheet (in millions)

Assets	2001 Euros	2000 Euros)	Liabilities	2001 Euros	2000 Euros
Fixed assets	208.3	183.5	Shareholders' equity	191.0	178.6
			Minority interests	(0.8)	(0.0)
Current assets	647.6	595.6	Accrued contract costs and other provisions	81.8	127.3
Treasury shares	8.1	8.1	Financial debt	58.1	53.5
Cash and cash equivalents	254.7	200.2	Current liabilities	788.6	628.0
Total Assets	1,118.7	987.4	Total Liabilities and Shareholders' Equity	1,118.	987.4

Consolidated Cash Flow Statement (in millions of euros)

	2001 Euros	2000 Euros
Net cash provided by operating activities	117.8	28.7
Net cash provided by (used in) investing activities	(33.6)	(47.8)
Net cash provided by (used in) financing activities	(33.4)	(13.9)
Net increase (decrease) in cash and cash equivalents	50.8	(33.0)
Net effect of exchange rate changes	3.7	1.3

Backlog (in millions of euros)

	Dec. 31, 2001	Dec. 31, 2000
Offshore	514.9	428.6
Onshore	355.6	432.1
Liquefied Gases	119.7	79.8
Maritime & River Works	21.7	10.5
Chemicals, Refining, Energy and Industries	21.9	18.3
Maintenance Services	92.1	29.4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOUYGUES OFFSHORE S.A.

Dated:

By:________________________
Name: Mireille Arvier
Title: Chief Financial Officer